

July 25, 2014

<u>Via E-Mail</u>
Mr. John Hwang
Chief Executive Officer and Chief Financial Officer
AmbiCom Holdings, Inc.
500 Alder Drive
Milpitas, California 95035

> **Re:** **AmbiCom Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2013**
> **Filed October 29, 2013**
> **Form 8-K dated May 29, 2014**
> **Filed June 3, 2014**
> **File No. 000-54608**

Dear Mr. Hwang:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K dated May 29, 2014</u>

1. Please tell us how you intend to account for the transaction and why. Explain how you considered the requirements of Items 2.01 and 9.01 for the transaction. We note that you have not disclosed whether you will provide audited financial statements and pro forma financial information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant